UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated March 15, 2010.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: March 15, 2010

BLUEPHOENIX WINS A TWO MILLION MODERNIZATION
 CONTRACT WITH AN INTERNATIONAL TRANSPORTATION COMPANY

Herzeliya, Israel, March 15, 2010 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT modernization solutions, announced today that it has been awarded a contract valued approximately at  two  million dollars to modernize critical business systems for an international transportation company based in the US.

The customer selected BluePhoenix to modernize mainframe hosted control, financial and fleet management applications and databases to the Windows platform.

The main drivers for the modernization were reduction of costs associated with legacy technologies, application enhancement, improving the agility and building a modern and productive end user interface environment.

“We are very pleased to be awarded with this contract. It is yet another testimony that enterprises are increasingly recognizing the potential for significant cost savings and efficiency gains from IT modernization. We are well-positioned to deliver the solutions that address these needs” said Yaron Tchwella, CEO, BluePhoenix Solutions. “In our engagements with customers around the world, we are able to demonstrate operational costs reductions, improved business agility and better efficiencies. In today’s competitive markets, IT modernization is one of areas that can help enterprises maintain their competiveness as a result of lower cost structure, agility, time to market and reduced risk due to resource shortage.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com